
UFJ

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan



November 25, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525





UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

# Financial Results of UFJ Holdings, Inc.

*For the Six Months Ended September 30, 2003*

UFJ Holdings, Inc. today reported the company's consolidated financial results for the six months ended September 30, 2003.
Total Revenue for the six months was 1,301 billion yen, compared with 1,222 billion yen for the corresponding six months in the previous fiscal year. Net Income for the six months was 179 billion yen, compared with 72 billion yen for the corresponding six months in the previous fiscal year.

## FINANCIAL HIGHLIGHTS

| | Six months ended September 30, | |
|---|---|---|
| | 2003 | 2002 |
| Millions of yen | (Unaudited) | (Unaudited) |
| **RESULTS** | | |
| Total Revenue | 1,301,963 | 1,222,894 |
| Income (Loss) before Income Taxes | 194,526 | 51,019 |
| Net Income (Loss) | 179,848 | 72,556 |
| **BALANCE SHEETS** | | |
| Total Assets | 82,288,045 | 82,348,925 |
| Stockholders' Equity | 2,230,457 | 2,328,120 |
| **PER SHARE** | | |
| Net Income | 35,720.71 | 13,378.67 |
| Stockholders' Equity | 142,163.63 | 152,090.85 |

*Notes:*

*(1) Net Income per Share =* $\frac{\text{Net Income} - \text{Interim Dividends for Preferred}}{\text{Weighted Average Number of Shares of Common Stock *}}$

*(2) Stockholders' Equity per Share =* $\frac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price} - \text{Interim Dividends for Preferred Stock}}{\text{Number of Shares of Common Stock *Outstanding as of the end of the six months*}}$

**Excluding treasury stocks and stocks held by subsidiaries*

*(3) Equity in earnings of affiliates as of September 30, 2003 is 4,812 million yen.*

*(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.*

*(5) Amounts less than one million yen are omitted.*

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

| | |
|---|---|
| (Consolidated Subsidiaries) | 113 Companies |

UFJ Bank Limited
UFJ Trust Bank Limited
UFJ Tsubasa Securities Co., Ltd.
The Senshu Bank, Ltd.
UFJ Partners Asset Management Co., Ltd.
UFJ International plc

(2) Companies accounted for under the Equity Method

| | |
|---|---|
| (Companies accounted for under the equity method) | 28 Companies |

The Chukyo Bank, Ltd.
Central Leasing Co., Ltd.
Dah Sing Financial Holdings Limited

The Consolidated Net Income and Dividend per Share for the fiscal year ending March 31, 2004 are forecasted as follows:

| | |
|---|---|
| Net Income (million yen) | 210,000 |
| Dividend per Share (yen) | |
| *Common Stock* | 2,500 |
| *Class I Preferred Shares* | 37,500 |
| *Class II Preferred Shares* | 15,900 |
| *Class III Preferred Shares* | 68,750 |
| *Class IV Preferred Shares* | 18,600 |
| *Class V Preferred Shares* | 19,400 |
| *Class VI Preferred Shares* | 5,300 |
| *Class VII Preferred Shares* | 11,500 |

## CONSOLIDATED BALANCE SHEETS

| Millions of yen | As of September 30, 2003 (Unaudited) | As of September 30, 2002 (Unaudited) | As of March 31, 2003 |
|---|---|---|---|
| Assets: | | | |
| Cash and Due from Banks | 4,990,284 | 3,324,615 | 4,663,012 |
| Call Loans | 256,480 | 819,436 | 209,082 |
| Receivables under Resale Agreements | 533,599 | 1,026,511 | 789,772 |
| Collateral Deposits on Securities Borrowed | 2,910,448 | 1,946,392 | 2,440,978 |
| Monetary Receivables Bought | 250,260 | 217,217 | 222,380 |
| Trading Assets | 3,235,735 | 3,138,109 | 3,045,053 |
| Money Held in Trust | 39,269 | 53,783 | 35,928 |
| Securities | 21,541,286 | 20,995,033 | 18,132,858 |
| Loans and Bills Discounted | 41,627,199 | 43,812,244 | 44,178,615 |
| Foreign Exchanges | 562,839 | 531,186 | 566,249 |
| Other Assets | 2,332,972 | 2,424,033 | 2,243,009 |
| Premises and Equipment | 704,466 | 765,634 | 725,725 |
| Deferred Tax Assets | 1,478,340 | 1,573,284 | 1,522,606 |
| Goodwill | 12,305 | 18,458 | 15,382 |
| Customers' Liabilities for Acceptances and Guarantees | 3,234,700 | 3,222,813 | 3,092,455 |
| Reserve for Credit Losses | (1,420,508) | (1,517,656) | (1,674,377) |
| Reserve for Losses on Securities | (1,635) | (2,174) | (1,324) |
| Total Assets | 82,288,045 | 82,348,925 | 80,207,409 |
| Liabilities, Minority Interests and Stockholders' Equity | | | |
| Liabilities: | | | |
| Deposits | 51,310,219 | 50,057,576 | 51,149,640 |
| Negotiable Certificates of Deposit | 5,849,328 | 8,635,457 | 4,928,697 |
| Call Money | 5,275,588 | 3,356,662 | 5,183,204 |
| Payables under Repurchase Agreements | 1,218,956 | 748,052 | 1,422,205 |
| Collateral Deposits on Securities Loaned | 2,582,256 | 2,946,974 | 2,909,178 |
| Commercial Paper | 391,473 | 489,907 | 343,775 |
| Trading Liabilities | 1,696,366 | 2,273,945 | 1,965,375 |
| Borrowed Money | 1,055,769 | 1,531,735 | 1,462,536 |
| Foreign Exchanges | 168,064 | 75,139 | 88,833 |
| Corporate Bonds and Notes | 2,527,917 | 2,628,291 | 2,276,313 |
| Borrowed Money from Trust Account | 1,348,332 | 1,167,598 | 1,250,246 |
| Other Liabilities | 2,409,753 | 1,822,736 | 1,288,432 |
| Reserve for Employee Bonus | 17,803 | 17,555 | 23,564 |
| Reserve for Retirement Benefits | 14,738 | 12,655 | 13,165 |
| Reserve for Contingent Liabilities Related to Loans Sold | 8,977 | 59,403 | 18,807 |
| Reserve for Losses on Supports of Specific Borrowers | 5,700 | 159,990 | - |
| Other Reserves | 154 | 269 | 207 |
| Deferred Tax Liabilities | 24,471 | 855 | 306 |
| Deferred Tax Liabilities for Revaluation Reserve for Land | 81,148 | 81,106 | 82,762 |
| Acceptances and Guarantees | 3,234,700 | 3,222,813 | 3,092,455 |
| Total Liabilities | 79,221,720 | 79,288,727 | 77,499,707 |
| Minority Interests | 835,867 | 732,077 | 843,357 |
| Stockholders' Equity: | | | |
| Total Stockholders' Equity | 2,230,457 | 2,328,120 | 1,864,344 |
| Total Liabilities, Minority Interests and Stockholders' Equity | 82,288,045 | 82,348,925 | 80,207,409 |

## CONSOLIDATED STATEMENTS OF OPERATIONS

| Millions of yen | Six months ended September 30, 2003 (Unaudited) | Six months ended September 30, 2002 (Unaudited) | Year ended March 31, 2003 |
|---|---|---|---|
| Revenue: | | | |
| Interest Income | 509,352 | 591,739 | 1,156,993 |
| *Interest on Loans and Discounts* | *392,451* | *428,603* | *856,002* |
| *Interest on and Dividends from Securities* | *81,816* | *100,920* | *187,289* |
| Trust Fees | 20,562 | 27,022 | 58,458 |
| Fees and Commissions | 213,077 | 158,466 | 361,047 |
| Trading Revenue | 103,150 | 75,528 | 140,612 |
| Other Operating Income | 310,659 | 245,278 | 549,561 |
| Other Income | 145,161 | 124,858 | 253,985 |
| Total Revenue | 1,301,963 | 1,222,894 | 2,520,659 |
| Expenses: | | | |
| Interest Expenses | 100,890 | 152,872 | 288,542 |
| *Interest on Deposits* | *36,258* | *64,845* | *111,591* |
| Fees and Commissions | 32,885 | 38,846 | 68,538 |
| Trading Expenses | - | 876 | 438 |
| Other Operating Expenses | 180,140 | 133,378 | 314,447 |
| General and Administrative Expenses | 383,804 | 380,489 | 775,121 |
| Other Expenses | 409,716 | 465,413 | 1,692,518 |
| Total Expenses | 1,107,436 | 1,171,875 | 3,139,606 |
| Income (Loss) before Income Taxes & Minority Interests | 194,526 | 51,019 | (618,946) |
| Provision for Income Taxes | 3,759 | 3,897 | 7,675 |
| Deferred Income Taxes | 1,430 | (35,970) | (37,903) |
| Minority Interests in Net Income (Loss) | 9,487 | 10,536 | 20,204 |
| Net Income (Loss) | 179,848 | 72,556 | (608,923) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Millions of yen | Six months ended Sep. 30, 2003 (Unaudited) | Six months ended Sep. 30, 2002 (Unaudited) | Year ended Mar. 31, 2003 |
|---|---|---|---|
| Cash Flows from Operating Activities | | | |
| Income Before Income Taxes & Minority Interests | 194,526 | 51,019 | (618,946) |
| Depreciation | 11,409 | 14,601 | 28,005 |
| Amortization of Goodwill | 3,400 | 531 | 3,433 |
| Equity in Earnings of Affiliates | (3,971) | 4,220 | 380 |
| Net Increase (Decrease) in Reserve for Credit Losses | (253,868) | (162,585) | (5,759) |
| Net Increase (Decrease) in Reserve for Losses on Securities | 310 | 1,510 | 661 |
| Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold | (9,830) | 2,686 | (37,909) |
| Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers | 5,700 | (419,167) | (579,157) |
| Net Increase (Decrease) in Reserve for Employee Bonuses | (5,746) | (4,684) | 1,277 |
| Net Increase (Decrease) in Reserve for Retirement Benefit | 118,270 | 27,677 | 21,968 |
| Interest Income | (509,352) | (591,739) | (1,156,993) |
| Interest Expenses | 100,890 | 152,872 | 288,542 |
| Net (Gain) Loss on Securities | (120,069) | 55,673 | 419,023 |
| Net (Gain) Loss on Money Held in Trust | 10 | 649 | 595 |
| Net (Gain) Loss on Foreign Currency Translation Adjustments | 126,090 | 78,392 | 58,893 |
| Net (Gain) Loss on Sales of Premises and Equipment | 11,626 | 9,613 | 26,941 |
| Net (Gain) Loss on Establishing Retirement Benefit Trust | (40,887) | (17,428) | (17,428) |
| Net (Increase) Decrease in Trading Assets | (220,835) | (364,319) | (270,782) |
| Net Increase (Decrease) in Trading Liabilities | (269,008) | 501,980 | 193,410 |
| Net (Increase) Decrease in Loans and Bills Discounted | 2,550,416 | 2,302,930 | 1,932,023 |
| Net Increase (Decrease) in Deposits | 160,579 | (737,084) | 354,979 |
| Net Increase (Decrease) in Negotiable Certificates of Deposit | 920,630 | 2,269,654 | (1,437,104) |
| Net Increase (Decrease) in Borrowed Money (Non-subordinated) | (425,257) | 98,066 | 171,072 |
| Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank | (35,772) | 475,896 | 1,113,153 |
| Net (Increase) Decrease in Call Loans and Monetary Receivables Bought | 180,891 | (896,573) | (54,643) |
| Net (Increase) Decrease in Collateral Deposits on Securities Borrowed | (469,470) | (451,578) | (646,167) |
| Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities | (110,864) | 39,027 | 2,539,721 |
| Net Increase (Decrease) in Commercial Paper | 47,698 | (104,355) | (250,487) |
| Net Increase (Decrease) in Collateral Deposits on Securities Lent | (326,922) | 1,050,880 | 713,087 |
| Net (Increase) Decrease in Foreign Exchange Assets | 3,409 | 19,819 | (15,244) |
| Net Increase (Decrease) in Foreign Exchange Liabilities | 79,230 | (92,380) | (78,685) |
| Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase | 92,057 | 208,384 | 342,343 |
| Net Increase (Decrease) in Borrowed Money from Trust Account | 98,086 | (525,241) | (442,593) |
| Interest Received | 550,023 | 652,067 | 1,238,860 |
| Interest Paid | (122,723) | (190,213) | (338,450) |
| Others, Net | 18,199 | 92,405 | (228,204) |
| Sub-total | 2,348,878 | 3,553,207 | 3,269,818 |
| Income Taxes Paid | (4,287) | (5,340) | (7,832) |
| Net Cash Provided by (Used in) Operating Activities | 2,344,591 | 3,547,866 | 3,261,985 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS
*(CONTINUED)*

| Millions of yen | Six Months Ended September 30, 2003 (Unaudited) | Six Months Ended September 30, 2002 (Unaudited) | Year ended March 31, 2003 |
|---|---|---|---|
| **Cash Flows from Investing Activities** | | | |
| Purchases of Securities | (31,179,521) | (28,019,403) | (50,778,318) |
| Proceeds from Sales of Securities | 21,954,756 | 16,724,737 | 36,361,278 |
| Proceeds from Maturities of Securities | 6,988,129 | 5,165,925 | 11,152,674 |
| Increase in Money Held in Trust | (48,930) | (19,318) | (70,846) |
| Decrease in Money Held in Trust | 45,579 | 115,503 | 184,818 |
| Expenditures for Premises and Equipment | (13,772) | (16,896) | (25,215) |
| Proceeds from Sales of Premises and Equipment | 12,597 | 24,396 | 41,337 |
| Expenditures for Purchases of Consolidated Subsidiaries | - | (13,559) | (13,275) |
| Proceeds from Sales of Consolidated Subsidiaries | - | 9,487 | 9,487 |
| Others, Net | (4) | - | - |
| Net Cash Provided by (Used in) Investing Activities | (2,241,165) | (6,029,128) | (3,138,059) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from Issuance of Subordinated Debt | 21,600 | 108,500 | 163,500 |
| Expenditures for Repayment of Subordinated Debt | (2,000) | (270,500) | (465,500) |
| Proceeds from Issuance of Subordinated Bonds | 263,374 | 13,832 | 34,932 |
| Redemption and Repurchase of Subordinated Bonds | (72,277) | (221,505) | (719,937) |
| Proceeds from Issuance of Capital Stocks to Minority Interests | - | 111,000 | 231,000 |
| Dividends Paid | (7,028) | (15,641) | (23,282) |
| Dividends Paid to Minority Interests | (14,520) | (13,319) | (26,667) |
| Expenditures for Purchase of Treasury Stocks | (121) | (133) | (256) |
| Proceeds from Sales of Treasury Stocks | 40 | 5,478 | 8,280 |
| Net Cash Provided by (Used in) Financing Activities | 189,067 | (282,290) | (797,931) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (1,008) | (1,357) | (1,425) |
| Net Increase (Decrease) in Cash and Cash Equivalents | 291,484 | (2,764,909) | (675,431) |
| Cash and Cash Equivalents at Beginning of the Period | 3,703,931 | 4,378,042 | 4,378,042 |
| Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated | - | 1,623 | 1,338 |
| Increase in Cash and Cash Equivalents due to Merger of Consolidated Subsidiaries | - | 0 | 0 |
| Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries | - | - | (18) |
| Cash and Cash Equivalents at End of the Period | 3,995,415 | 1,614,756 | 3,703,931 |

*Notes:*
1. *Amounts less than one million yen are omitted.*
2. *For the purpose of the consolidated statements of cash flows, "Cash and Cash Equivalents" is "Cash and Due from Banks" in the consolidated balance sheets.*

## BALANCE OF LOANS AND DEPOSITS

### (a) Combined

(Table 1) Millions of Yen

| | | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 |
|---|---|---|---|---|
| Deposits & Trust Principal | Outstanding Balance | 52,237,647 | 52,364,520 | 51,205,228 |
| | Average Balance | 51,436,720 | 51,032,726 | 51,816,533 |
| Loans | Outstanding Balance | 41,226,078 | 43,985,084 | 43,778,889 |
| | Average Balance | 41,234,202 | 43,934,304 | 44,929,954 |

### (b) UFJ Bank Combined & Non-consolidated

(Table 2) Millions of Yen

| | | UFJ Bank Combined | | | UFJ Bank Non-consolidated | | |
|---|---|---|---|---|---|---|---|
| | | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 |
| Deposits | Outstanding Balance | 46,964,038 | 47,039,365 | 45,876,779 | 46,964,038 | 47,039,365 | 45,876,779 |
| | Average Balance | 46,248,938 | 45,573,104 | 46,195,909 | 46,248,938 | 45,573,104 | 46,195,909 |
| Loans | Outstanding Balance | 37,291,146 | 39,980,760 | 39,643,594 | 37,120,218 | 39,721,610 | 39,643,594 |
| | Average Balance | 37,447,840 | 39,699,110 | 40,484,647 | 37,205,728 | 39,693,344 | 40,484,647 |

### (c) UFJ Trust Bank Non-consolidated

(Table 3) Millions of Yen

| | | Banking & Trust Account | | | Banking Account | | | Trust Account | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 |
| Deposits & Trust Principal | Outstanding Balance | 5,273,608 | 5,325,154 | 5,328,448 | 3,242,495 | 3,319,039 | 3,159,357 | 2,031,113 | 2,006,115 | 2,169,091 |
| | Average Balance | 5,187,781 | 5,459,622 | 5,620,623 | 3,269,202 | 3,237,259 | 3,190,462 | 1,918,579 | 2,222,362 | 2,430,160 |
| Loans | Outstanding Balance | 3,934,932 | 4,004,323 | 4,135,294 | 3,083,382 | 3,031,408 | 3,063,737 | 851,549 | 972,915 | 1,071,557 |
| | Average Balance | 3,786,362 | 4,235,194 | 4,445,306 | 2,860,052 | 3,128,782 | 3,284,586 | 926,310 | 1,106,411 | 1,160,720 |

<For reference>

(d) Balance of Deposits for Individuals & Corporations

(Table 4) Millions of Yen

| | Combined | | | UFJ Bank Combined | | | UFJ Trust Bank Non-consoidated | | |
|---|---|---|---|---|---|---|---|---|---|
| | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 | Sept. 30, 2003 | Mar. 31, 2003 | Sept. 30, 2002 |
| Domestic Individual Deposits | 26,559,166 | 26,582,434 | 26,673,149 | 24,347,445 | 24,254,761 | 24,364,224 | 2,211,721 | 2,327,673 | 2,308,925 |
| Demand Deposits | 14,443,585 | 14,178,049 | 13,642,569 | 14,054,463 | 13,781,495 | 13,267,979 | 389,122 | 396,554 | 374,590 |
| Time Deposits | 11,644,413 | 12,032,059 | 12,691,276 | 9,830,181 | 10,110,532 | 10,767,470 | 1,814,232 | 1,921,527 | 1,923,806 |
| Domestic Corporate Deposits | 17,509,210 | 17,680,215 | 15,857,628 | 16,534,353 | 16,832,998 | 15,060,524 | 974,857 | 847,217 | 797,104 |
| Demand Deposits | 12,308,980 | 12,590,048 | 10,531,335 | 11,837,967 | 12,184,413 | 10,180,484 | 471,013 | 405,635 | 350,851 |
| Time Deposits | 4,151,586 | 4,092,509 | 4,279,266 | 3,663,163 | 3,659,853 | 3,854,971 | 488,423 | 432,656 | 424,295 |
| Other Domestic Deposits | 3,552,799 | 2,997,972 | 2,613,984 | 3,501,397 | 2,858,892 | 2,566,195 | 51,402 | 139,080 | 47,789 |
| Demand Deposits | 1,769,254 | 1,484,191 | 1,225,550 | 1,760,412 | 1,475,377 | 1,211,165 | 8,842 | 8,814 | 14,385 |
| Time Deposits | 314,311 | 298,161 | 272,532 | 276,375 | 174,736 | 245,101 | 37,936 | 123,425 | 27,431 |
| Trust Principal | 2,031,113 | 2,006,115 | 2,169,091 | - | - | - | 2,031,113 | 2,006,115 | 2,169,091 |
| Domestic Individuals | 972,489 | 1,125,317 | 1,320,104 | - | - | - | 972,489 | 1,125,317 | 1,320,104 |
| Domestic Corporations | 1,058,624 | 880,798 | 848,987 | - | - | - | 1,058,624 | 880,798 | 848,987 |

*Other Domestic Deposits include deposits of local governments and other financial institutions.*
*Calculated based on Bank of Japan report (excluding overseas transactions and International Banking Facility for UFJ Bank, overseas transaction and Tokyo special offshore for UFJ Trust Bank)*

## FORECAST FOR FISCAL YEAR ENDING MARCH 31, 2004

### FORECAST OF FINANCIAL RESULTS

(Table 5)

| Billions of Yen | 'ecast for the Fiscal Year 3/2003 1-year | Interim (actual) | <For reference> Original Forecast | Change |
|---|---|---|---|---|
| Non-consolidated Basis | | | | |
| Operating Income | 20.0 | 18.0 | | |
| Ordinary Profit ('Keijo Rieki') | 16.0 | 16.0 | | |
| Net Income | 16.0 | 15.6 | | |
| Consolidated Basis | | | | |
| Total Income | 2,200.0 | 1,218.2 | 2,100.0 | 4.76% |
| Ordinary Profit ('Keijo Rieki') | 200.0 | 136.3 | 240.0 | (16.67%) |
| Net Income | 210.0 | 179.8 | 150.0 | 40.00% |

<For reference>

Forecasts of Financial Results for Banking Subsidiaries

(Table 6)

| Billions of yen | Forecast for the Fiscal Year 3/2003 UFJ Bank Combined (UFJ Bank, UFJSP & UFJEI) | | UFJ Bank (Non-consolidated) | | UFJ Trust Bank (Non-consolidated) | |
|---|---|---|---|---|---|---|
| | 1-year | Interim (actual) | 1-year | Interim (actual) | 1-year | Interim (actual) |
| Business Profit before Net Transfer to General Reserve* | 675.0 | 390.9 | 675.0 | 388.5 | 85.0 | 40.0 |
| Total Credit Costs | (465.0) | (232.1) | (405.0) | (203.9) | (35.0) ** | (11.7) ** |
| Ordinary Profit | 110.0 | 84.3 | 180.0 | 131.1 | 40.0 | 19.1 |
| Net Income | 155.0 | 139.9 | 215.0 | 178.7 | 35.0 | 27.7 |

** Before Write-off in Trust Account*

*** Banking and Trust Account*

### FORECAST OF DIVIDENDS DECLARED (Non-consolidated)

(Table 7)

| Yen | Forecast for the Fiscal year 3/2004 1-year | Interim |
|---|---|---|
| Common Stock | 2,500 | - |
| Class I Preferred Shares | 37,500 | - |
| Class II Preferred Shares | 15,900 | - |
| Class III Preferred Shares | 68,750 | - |
| Class IV Preferred Shares | 18,600 | - |
| Class V Preferred Shares | 19,400 | - |
| Class VI Preferred Shares | 5,300 | - |
| Class VII Preferred Shares | 11,500 | - |

# Financial Results of UFJ Bank Limited

*For the Six Months Ended September 30, 2003*

## CONSOLIDATED BALANCE SHEETS

| Millions of yen | As of September 30, 2003 (Unaudited) | As of September 30, 2002 (Unaudited) | As of March 31, 2003 |
|---|---|---|---|
| Assets: | | | |
| Cash and Due from Banks | 4,522,794 | 3,068,506 | 4,214,401 |
| Call Loans | 273,249 | 852,726 | 235,403 |
| Receivables under Resale Agreements | 533,599 | 1,026,511 | 789,772 |
| Collateral Deposits on Securities Borrowed | 2,910,448 | 1,946,392 | 2,440,978 |
| Monetary Receivables Bought | 206,809 | 124,465 | 181,182 |
| Trading Assets | 3,223,022 | 3,116,173 | 3,026,991 |
| Money Held in Trust | 39,269 | 53,783 | 35,928 |
| Securities | 19,617,479 | 18,796,473 | 16,422,472 |
| Loans and Bills Discounted | 38,602,682 | 40,821,522 | 41,217,253 |
| Foreign Exchanges | 562,383 | 528,576 | 564,403 |
| Other Assets | 2,138,579 | 2,218,400 | 2,045,457 |
| Premises and Equipment | 596,547 | 651,247 | 614,220 |
| Deferred Tax Assets | 1,255,959 | 1,333,244 | 1,300,091 |
| Goodwill | 12,305 | 18,458 | 15,382 |
| Customers' Liabilities for Acceptances and Guarantees | 3,006,783 | 2,960,878 | 2,849,942 |
| Reserve for Credit Losses | (1,287,356) | (1,410,799) | (1,528,665) |
| Reserve for Losses on Securities | (1,635) | (2,174) | (1,324) |
| Total Assets | 76,212,924 | 76,104,389 | 74,423,895 |
| Liabilities, Minority Interests and Stockholders' Equity | | | |
| Liabilities: | | | |
| Deposits | 48,097,643 | 46,948,601 | 47,867,273 |
| Negotiable Certificates of Deposit | 5,329,088 | 7,956,707 | 4,584,997 |
| Call Money | 5,060,588 | 2,955,601 | 4,680,203 |
| Payables under Repurchase Agreements | 1,218,956 | 748,052 | 1,422,205 |
| Collateral Deposits on Securities Loaned | 2,582,256 | 2,946,974 | 3,209,175 |
| Commercial Paper | 391,473 | 489,907 | 343,775 |
| Trading Liabilities | 1,687,900 | 2,257,647 | 1,950,366 |
| Borrowed Money | 987,050 | 1,545,391 | 1,392,719 |
| Foreign Exchanges | 168,063 | 75,208 | 88,894 |
| Bonds and Notes | 2,469,417 | 2,434,391 | 2,231,913 |
| Other Liabilities | 2,365,108 | 1,765,079 | 1,238,813 |
| Reserve for Employee Bonus | 16,128 | 15,933 | 21,915 |
| Reserve for Retirement Benefits | 13,468 | 11,505 | 11,921 |
| Reserve for Contingent Liabilities Related to Loans Sold | 8,977 | 58,054 | 18,807 |
| Reserve for Possible Loan Losses on Support of Specific Borrowers | 5,700 | 159,990 | - |
| Other Reserves | 154 | 269 | 207 |
| Deferred Tax Liabilities | 24,859 | 855 | 306 |
| Deferred Tax Liabilities Related to Revaluation Reserve for Land | 73,481 | 73,395 | 75,045 |
| Acceptances and Guarantees | 3,006,783 | 2,960,878 | 2,849,942 |
| Total Liabilities | 73,507,101 | 73,404,445 | 71,988,484 |
| Minority Interests | 866,420 | 755,492 | 866,443 |
| Stockholders' Equity: | | | |
| Capital Stocks | 843,582 | 843,582 | 843,582 |
| Capital Surplus | 806,184 | 845,556 | 845,556 |
| Retained Earnings | (22,772) | 378,113 | (215,016) |
| Revaluation Reserve for Land, Net of Taxes | 107,431 | 114,032 | 109,722 |
| Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax | 159,018 | (169,375) | 48,709 |
| Foreign Currency Translation Adjustments | (54,042) | (67,459) | (63,587) |
| Total Stockholders' Equity | 1,839,403 | 1,944,451 | 1,568,967 |
| Total Liabilities, Minority Interests and Stockholders' Equity | 76,212,924 | 76,104,389 | 74,423,895 |

**CONSOLIDATED STATEMENTS OF INCOME**

| Millions of yen | Six months ended September 30, 2003 (Unaudited) | Six months ended September 30, 2002 (Unaudited) | Year ended March 31, 2002 |
|---|---|---|---|
| Income: | | | |
| Interest Income | 484,972 | 559,934 | 1,093,304 |
| *Interest on Loans and Discounts* | *372,782* | *404,535* | *809,853* |
| *Interest on and Dividends from Securities* | *76,921* | *93,216* | *169,975* |
| Fees and Commissions | 181,043 | 131,531 | 302,630 |
| Trading Gains | 102,213 | 75,270 | 140,029 |
| Other Operating Income | 295,149 | 221,329 | 504,709 |
| Other Income | 125,734 | 112,736 | 215,039 |
| Total Income | 1,189,114 | 1,100,802 | 2,255,713 |
| Expenses: | | | |
| Interest Expenses | 92,891 | 140,915 | 267,394 |
| *Interest on Deposits* | *32,303* | *58,454* | *100,251* |
| Fees and Commissions | 29,717 | 38,580 | 61,270 |
| Trading Expenses | - | 876 | 438 |
| Other Operating Expenses | 169,070 | 114,557 | 285,326 |
| General and Administrative Expenses | 339,506 | 333,709 | 686,785 |
| Other Expenses | 395,458 | 408,042 | 1,483,482 |
| Total Expenses | 1,026,644 | 1,036,681 | 2,784,697 |
| Income (Loss) before Income Taxes | 162,470 | 64,120 | (528,984) |
| Less:Provision for Income Taxes | 2,984 | 2,813 | 6,351 |
| Less:Deferred Income Taxes | (727) | (17,710) | (27,473) |
| Less:Minority Interests in Net Income | 9,629 | 9,815 | 17,835 |
| Net Income (Loss) | 150,584 | 69,201 | (525,697) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Millions of yen | Six Months Ended September 30, 2003 (Unaudited) | 2002 (Unaudited) | Year ended March 31, 2003 |
|---|---|---|---|
| Cash Flows from Operating Activities | | | |
| Income Before Income Taxes | 162,470 | 64,120 | (528,984) |
| Depreciation | 9,550 | 12,350 | 23,470 |
| Amortization of Goodwill | 3,358 | 1,968 | 2,976 |
| Equity in Earnings of Affiliates | (4,090) | 2,921 | 1,551 |
| Net Increase (Decrease) in Reserve for Possible Loan Losses | (241,309) | (140,931) | (22,958) |
| Net Increase (Decrease) in Reserve for Possible Losses on Securities | 310 | 1,570 | 720 |
| Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold | (9,830) | 3,109 | (36,137) |
| Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers | 5,700 | (374,067) | (534,057) |
| Net Increase (Decrease) in Reserve for Employee Bonus | (5,786) | (4,442) | 1,556 |
| Net Increase (Decrease) in Reserve for Retirement Benefit | 109,146 | 21,251 | 21,725 |
| Interest Income | (484,972) | (559,934) | (1,093,304) |
| Interest Expenses | 92,891 | 140,915 | 267,394 |
| Net (Gain) Loss on Securities | (113,440) | 2,775 | 306,455 |
| Net (Gain) Loss on Money Held in Trust | 10 | 649 | 595 |
| Net (Gain) Loss on Foreign Exchange Transactions | 125,816 | 75,372 | 59,679 |
| Net (Gain) Loss on Sales of Premises and Equipment | 9,680 | 8,950 | 25,565 |
| Net (Gain) Loss on Establishing Retirement Benefit Trust | (36,233) | (13,953) | (13,953) |
| Net (Increase) Decrease in Trading Assets | (226,183) | (369,692) | (280,511) |
| Net Increase (Decrease) in Trading Liabilities | (262,465) | 502,369 | 195,088 |
| Net (Increase) Decrease in Loans and Bills Discounted | 2,614,571 | 1,860,717 | 1,460,450 |
| Net Increase (Decrease) in Deposits | 230,370 | (747,010) | 171,661 |
| Net Increase (Decrease) in Negotiable Certificates of Deposit | 744,090 | 2,507,634 | (864,074) |
| Net Increase (Decrease) in Borrowed Money (Non-subordinated) | (425,159) | 93,292 | 167,826 |
| Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank | (43,647) | 342,507 | 1,096,337 |
| Net (Increase) Decrease in Call Loans and Monetary Receivables Bought | 192,699 | (937,627) | (140,282) |
| Net (Increase) Decrease in Collateral Deposits on Securities Borrowed | (469,470) | (451,578) | (946,164) |
| Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities | 177,136 | 313,168 | 2,711,923 |
| Net Increase (Decrease) in Commercial Paper | 47,698 | (104,355) | (250,487) |
| Net Increase (Decrease) in Collateral Deposits on Securities Lent | (626,919) | 1,050,880 | 1,313,081 |
| Net (Increase) Decrease in Foreign Exchange Assets | 2,020 | 19,148 | (16,678) |
| Net Increase (Decrease) in Foreign Exchange Liabilities | 79,169 | (92,385) | (78,699) |
| Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase | 92,057 | 208,384 | 342,343 |
| Interest Received | 525,262 | 611,719 | 1,156,198 |
| Interest Paid | (105,062) | (167,987) | (297,891) |
| Others, Net | 12,962 | 77,387 | (243,404) |
| Sub-total | 2,182,403 | 3,959,200 | 3,979,012 |
| Income Taxes Paid | (2,017) | (3,678) | (6,766) |
| Net Cash Provided by (Used in) Operating Activities | 2,180,385 | 3,955,522 | 3,972,245 |

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

***(CONTINUED)***

| Millions of yen | Six Months Ended September 30, 2003 (Unaudited) | Six Months Ended September 30, 2002 (Unaudited) | Year ended March 31, 2002 |
|---|---|---|---|
| **Cash Flows from Investing Activities** | | | |
| Purchases of Securities | (29,647,992) | (25,607,082) | (45,836,448) |
| Proceeds from Sales of Securities | 20,707,334 | 14,660,085 | 31,381,653 |
| Proceeds from Maturities of Securities | 6,842,111 | 4,671,826 | 10,483,767 |
| Increase in Money Held in Trust | (48,930) | (19,318) | (70,846) |
| Decrease in Money Held in Trust | 45,579 | 115,503 | 184,818 |
| Expenditures for Premises and Equipment | (13,008) | (15,837) | (23,322) |
| Proceeds from Sales of Premises and Equipment | 11,135 | 19,352 | 35,533 |
| Expenditures for Purchases of Consolidated Subsidiaries | - | (13,559) | (13,275) |
| Proceeds from Sales of Consolidated Subsidiaries | - | 9,487 | 9,487 |
| Others, Net | (4) | - | - |
| Net Cash Provided by (Used in) Investing Activities | (2,103,774) | (6,179,543) | (3,848,632) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from Issuance of Subordinated Debt | 21,600 | 108,500 | 163,500 |
| Expenditures for Repayment of Subordinated Debt | (2,000) | (241,500) | (520,500) |
| Proceeds from Issuance of Subordinated Bonds | 244,374 | 13,832 | 34,932 |
| Redemption and Repurchase of Subordinated Bonds | (67,377) | (210,302) | (559,068) |
| Proceeds from Issuance of Capital Stocks to Minority Interests | - | 111,000 | 231,000 |
| Dividends Paid | - | (10,998) | (10,998) |
| Dividends Paid to Minority Interests | (7,455) | (13,429) | (26,780) |
| Net Cash Provided by (Used in) Financing Activities | 189,142 | (242,898) | (687,914) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (1,008) | (1,357) | (1,425) |
| Net Increase (Decrease) in Cash and Cash Equivalents | 264,745 | (2,468,276) | (565,727) |
| Cash and Cash Equivalents at Beginning of Fiscal Year | 3,278,717 | 3,843,124 | 3,843,124 |
| Increase in Cash and Cash Equivalents due to Change of Scope of Consolidated | - | 1,623 | 1,338 |
| Decrease in Cash and Cash Equivalents Caused by Exclusion from Scope of Consolidated | - | - | (18) |
| Increase in Cash and Cash Equivalents due to Merger of Subsidiaries | - | 0 | 0 |
| Cash and Cash Equivalents at End of Fiscal Year | 3,543,462 | 1,376,471 | 3,278,717 |

*Note: A recognition between "Cash and Cash Equivalenst" and Cash and Due from Banks on the balance sheet sheet is as follows:*

| | |
|---|---|
| *Cash and Due from Banks* | *4,522,794* |
| *Less: Due from Banks other than Central Banks* | *(979,331)* |
| *Cash and Cash Equivalents* | *3,543,462* |

November 25, 2003

# Financial Results of UFJ Trust Bank Limited

*For the Six Months Ended September 30, 2003*

## CONSOLIDATED BALANCE SHEETS

| Millions of yen | As of September 30, 2003 (Unaudited) | As of September 30, 2002 (Unaudited) | As of March 31, 2003 |
|---|---|---|---|
| Assets: | | | |
| Cash and Due from Banks | 480,412 | 262,307 | 443,168 |
| Call Loans | 4,468 | 2,282 | 4,568 |
| Collateral Deposits on Securities Borrowed | - | - | 299,997 |
| Monetary Receivables Bought | 43,440 | 92,742 | 41,188 |
| Trading Assets | 17,692 | 22,417 | 18,114 |
| Securities | 1,920,142 | 2,198,153 | 1,702,372 |
| Loans and Bills Discounted | 3,047,022 | 3,006,821 | 2,988,726 |
| Foreign Exchanges | 456 | 2,679 | 1,913 |
| Other Assets | 188,512 | 201,493 | 192,383 |
| Premises and Equipment | 102,219 | 108,496 | 105,860 |
| Deferred Tax Assets | 222,090 | 247,153 | 222,439 |
| Customers' Liabilities for Acceptances and Guarantees | 227,937 | 262,041 | 242,543 |
| Reserve for Credit Losses | (133,221) | (106,970) | (145,808) |
| Reserve for Losses on Securities | (0) | - | (0) |
| Total Assets | 6,121,173 | 6,299,618 | 6,117,466 |
| Liabilities, Minority Interests and Stockholders' Equity | | | |
| Liabilities: | | | |
| Deposits | 3,240,373 | 3,157,304 | 3,317,308 |
| Negotiable Certificates of Deposit | 530,240 | 678,750 | 343,700 |
| Call Money | 236,237 | 436,633 | 533,889 |
| Trading Liabilities | 9,565 | 16,297 | 15,061 |
| Borrowed Money | 80,539 | 100,261 | 85,597 |
| Foreign Exchanges | 0 | 0 | 0 |
| Bonds and Notes | 62,400 | 94,400 | 44,400 |
| Borrowed Money from Trust Account | 1,348,332 | 1,167,598 | 1,250,246 |
| Other Liabilities | 40,042 | 52,120 | 45,218 |
| Reserve for Bonus | 1,432 | 1,389 | 1,346 |
| Reserve for Retirement Benefits | 513 | 484 | 513 |
| Reserve for Contingent Liabilities Related to Loans Sold | - | 1,349 | - |
| Other Reserves | - | 0 | 0 |
| Deferred Tax Liabilities Related to Revaluation Reserve for Land | 7,666 | 7,711 | 7,716 |
| Acceptances and Guarantees | 227,937 | 262,041 | 242,543 |
| Total Liabilities | 5,785,280 | 5,976,342 | 5,887,542 |
| Minority Interests | 67 | 429 | 64 |
| Stockholders' Equity: | | | |
| Capital Stocks | 280,536 | 280,536 | 280,536 |
| Capital Surplus | 57,699 | 138,329 | 138,329 |
| Retained Earnings | 25,568 | 810 | (83,971) |
| Revaluation Reserve for Land, Net of Taxes | 12,046 | 12,061 | 12,070 |
| Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax | (39,809) | (108,653) | (116,892) |
| Foreign Currency Translation Adjustments | (216) | (237) | (213) |
| Total Stockholders' Equity | 335,825 | 322,846 | 229,858 |
| Total Liabilities, Minority Interests and Stockholders' Equity | 6,121,173 | 6,299,618 | 6,117,466 |

**CONSOLIDATED STATEMENTS OF INCOME**

| Millions of yen | Six months ended September 30, 2003 (Unaudited) | Six months ended September 30, 2002 (Unaudited) | Year ended March 31, 2003 |
|---|---|---|---|
| Revenue: | | | |
| Trust fees | 20,688 | 27,120 | 58,678 |
| Interest Income | 25,423 | 33,034 | 64,539 |
| *Interest on Loans and Discounts* | *20,203* | *24,529* | *47,015* |
| *Interest on and Dividends from Securities* | *5,005* | *7,686* | *16,182* |
| Fees and Commissions | 28,956 | 25,221 | 51,230 |
| Trading Revenue | 958 | 257 | 583 |
| Other Operating Income | 16,320 | 24,394 | 46,257 |
| Other Income | 24,904 | 31,886 | 38,264 |
| Total Income | 117,251 | 141,915 | 259,552 |
| Expenses: | | | |
| Interest Expenses | 8,950 | 13,127 | 22,938 |
| *Interest on Deposits* | *3,995* | *6,425* | *11,395* |
| Fees and Commissions | 2,794 | 1,936 | 4,139 |
| Other Operating Expenses | 11,334 | 19,024 | 25,688 |
| General and Administrative Expenses | 43,180 | *43,886* | 85,920 |
| Other Expenses | 19,649 | 78,574 | 212,702 |
| Total Expenses | 85,909 | 156,549 | 351,389 |
| Income (Loss) before Income Taxes, & Minority Interests | 31,342 | (14,633) | (91,837) |
| Provision for Income Taxes | 310 | 730 | 913 |
| Deferred Income Taxes | 2,192 | (18,412) | (10,973) |
| Minority Interests in Net Income | 1 | 184 | 132 |
| Net Income (Loss) | 28,837 | 2,863 | (81,909) |

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| Millions of yen | Six Months Ended September 30, 2003 (Unaudited) | Six Months Ended September 30, 2002 (Unaudited) | Year ended March 31, 2003 (Unaudited) |
|---|---|---|---|
| Cash Flows from Operating Activities | | | |
| Income Before Income Taxes, & Minority Interests | 31,342 | (14,633) | (91,837) |
| Depreciation | 1,718 | 2,075 | 4,188 |
| Amortization of Goodwill | - | 3 | (100) |
| Equity in Earnings of Affiliates | 208 | 1,489 | (498) |
| Net Increase (Decrease) in Reserve for Possible Loan Losses | (12,586) | (21,553) | 17,284 |
| Net Increase (Decrease) in Reserve for Possible Losses on Securities | (0) | (59) | (59) |
| Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold | - | (423) | (1,772) |
| Net Increase (Decrease) in Reserve for Supporting Specific Borrowers | - | (45,100) | (45,100) |
| Net Increase (Decrease) in Reserve for Employee Bonus | 85 | (193) | (236) |
| Net Increase (Decrease) in Reserve for Retirement Benefits | 9,097 | 6,460 | 213 |
| Net Increase (Decrease) in Other Reserve | (0) | - | - |
| Interest Income | (25,423) | (33,034) | (64,539) |
| Interest Expenses | 8,950 | 13,127 | 22,938 |
| Net (Gain) Loss on Securities | (6,693) | 52,768 | 113,666 |
| Net (Gain) Loss on Exchanges | 277 | 3,018 | (1,277) |
| Net (Gain) Loss on Sales of Premises and Equipment | 1,987 | 627 | 1,078 |
| Net (Gain) Loss on Establishment of Pension Trust | (4,653) | (3,475) | (3,475) |
| Net (Increase) Decrease in Trading Assets | 421 | 5,372 | 9,676 |
| Net Increase (Decrease) in Trading Liabilities | (5,495) | (389) | (1,625) |
| Net (Increase) Decrease in Loans and Bills Discounted | (59,295) | 454,418 | 472,513 |
| Net Increase (Decrease) in Deposits | (76,935) | 2,355 | 162,359 |
| Net Increase (Decrease) in Negotiable Certificates of Deposit | 186,540 | (237,980) | (573,030) |
| Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt | (4,058) | (8,101) | (6,765) |
| Net (Increase) Decrease in Due from Banks (excluding Bank of Japan) | (10,495) | 24,005 | 30,073 |
| Net (Increase) Decrease in Call Loans and Monetary Receivables Bought | (2,156) | 55,431 | 104,699 |
| Net (Increase) Decrease in Collateral Deposits on Securities Borrowed | 299,997 | - | (299,997) |
| Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities | (297,652) | (288,518) | (191,262) |
| Net (Increase) Decrease in Foreign Exchanges (Assets) | 1,457 | 673 | 1,439 |
| Net Increase (Decrease) in Foreign Exchanges (Liabilities) | (0) | (0) | (0) |
| Net increase (Decrease) in Borrowed Money from Trust Account | 98,086 | (525,241) | (442,593) |
| Interest Received | 24,586 | 38,525 | 79,412 |
| Interest Paid | (17,040) | (20,292) | (37,251) |
| Others, Net | 5,779 | 5,235 | 7,598 |
| Sub-total | 148,047 | (533,405) | (734,279) |
| Income Taxes Paid (Refunded) | (1,879) | (1,265) | (574) |
| Net Cash Provided by (Used in) Operating Activities | 146,168 | (534,670) | (734,853) |

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

***(CONTINUED)***

| Millions of yen | Six Months Ended September 30, 2003 (Unaudited) | 2002 (Unaudited) | Year ended March 31, 2003 |
|---|---|---|---|
| Cash Flows from Investing Activities | | | |
| Purchases of Securities | (1,529,427) | (2,296,899) | (4,932,601) |
| Proceeds from Sales of Securities | 1,245,418 | 2,080,046 | 4,993,314 |
| Proceeds from Maturities of Securities | 145,747 | 491,157 | 666,413 |
| Expenditures for Premises and Equipment | (560) | (991) | (1,795) |
| Proceeds from Sales of Premises and Equipment | 1,394 | 4,928 | 5,686 |
| Net Cash Provided by (Used in) Investing Activities | (137,427) | 278,240 | 731,018 |
| Cash Flows from Financing Activities | | | |
| Expenditures for Repayment of Subordinated Debt | - | (29,000) | (45,000) |
| Proceeds from Issuance of Subordinated Bonds | 19,000 | - | - |
| Redemption and Repurchase of Subordinated Bonds | (1,000) | (11,203) | (60,869) |
| Net Cash Provided by (Used in) Financing Activities | 18,000 | (40,203) | (105,869) |
| Net Increase (Decrease) in Cash and Cash Equivalents | 26,740 | (296,633) | (109,704) |
| Cash and Cash Equivalents at Beginning of Fiscal Year | 425,210 | 534,915 | 534,915 |
| Cash and Cash Equivalents at End of Interim period | 451,951 | 238,282 | 425,210 |



1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

UFJ



November 26, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 26, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

# Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Corporation Reorganization Proceedings by Tsuzuki Spinning Co., Ltd. and its Affiliates

We hereby give notice that, concurrent with the filing for the start of corporation reorganization proceedings with the Tokyo District Court by Tsuzuki Spinning Co., Ltd. and its affiliates, there is possibility of non collection and/or delayed collection of the exposure extended to the company and its affiliates by UFJ Bank Limited, a subsidiary of UFJ Holdings, Inc.

## 1. Amount of exposure to the company

UFJ Bank Limited including its subsidiary: Yen 109,699 million
(UFJ Bank non-consolidated: Yen 95,999 million)

## 2. Impact on earnings of UFJ Holdings

This will not affect UFJ Holdings' forecasts of earnings for the current fiscal year, which have been announced on November 25, 2003, since UFJ Bank and its subsidiary had already provided loan loss reserves for the exposure mentioned above by the end of the interim period ended September 30, 2003.